United States securities and exchange commission logo





                             August 10, 2022

       Channing Au
       Chief Financial Officer
       Value Exchange International, Inc.
       Unit 602, Block B, 6 Floor, Shatin Industrial Centre
       5-7 Yuen Shun Circuit
       Shatin, N.T., Hong Kong SAR

                                                        Re: Value Exchange
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-53537

       Dear Mr. Au:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance   s Sample Letter
                                                        to China-Based
Companies issued by the Staff in December 2021 (China-Based Company
                                                        Dear Issuer Letter). To
the extent the China-Based Company Dear Issuer Letter requests disclosure on a
prospectus cover page or prospectus summary, such disclosure should be provided in Item 1 of
Form 10-K and, with respect to the discussion of the transfer of cash within the company,
such disclosure should be provided in Item 7 of Form 10-K.
 Channing Au
FirstName LastNameChanning      Au
Value Exchange  International, Inc.
Comapany
August 10, NameValue
           2022        Exchange International, Inc.
August
Page 2 10, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services